Exhibit 99.1

Phoenix New Media Reports Second Quarter 2013 Unaudited Financial Results

2Q13 Total Revenues Up 28.5% YOY

2Q13 Net Advertising Revenues Up 41.9% YOY

2Q13 Net Income attributable to Phoenix New Media Limited Up 121.1% YOY

Live Conference Call to be Held at 8:00 PM U.S. Eastern Time on August 12

BEIJING, China, August 12, 2013 — Phoenix New Media Limited (NYSE: FENG), a leading new media company in China (“Phoenix New Media”, “ifeng” or the “Company”), today announced its unaudited financial results for the second quarter ended June 30, 2013.

Second Quarter 2013 Highlights

•                  Total revenues increased by 28.5% year-over-year to RMB364.2 million (US$59.3 million), driven by a 41.9% increase in net advertising revenues, and a 14.0% increase in paid service revenues.

•                  Net income attributable to Phoenix New Media Limited increased by 121.1% year-over-year to RMB77.4 million (US$12.6 million).

•                  Adjusted net income attributable to Phoenix New Media Limited1 increased by 120.4% year-over-year to RMB83.6 million (US$13.6 million).

•                  Adjusted net income per diluted ADS2 increased by 130.0% year-over-year to RMB1.08 (US$0.18).

“We are very excited to report a strong quarter with revenues growing by 28.5% year-over-year, exceeding our previous guidance. Moreover, improving operational efficiency from our convergence model helped drive margin expansion which led to net income growth on both a GAAP and non-GAAP basis more than doubling year-over-year,” said Mr. Shuang Liu, CEO of Phoenix New Media. “By utilizing our premium content, we have developed product and market solutions across our portal, video and mobile platforms, which further enhanced the synergy effect inherent in our convergence model.”

Mr. Liu continued, “going forward, our focus will be to further enhance the user experience through product improvements and expansion, helping to leverage our diverse platform and generate long-term growth.  As media consumption continues to increase on mobile devices, our convergence model and proprietary content are both uniquely positioned to capitalize on this growing trend and provide Chinese internet users with their desired content on any device.”

1 An explanation of the Company’s non-GAAP financial measures is included in the section entitled “Use of Non-GAAP Financial Measures” below, and the related reconciliations to GAAP financial measures are presented in the accompanying “Reconciliations of Non-GAAP Results of Operation Measures to the Nearest Comparable GAAP Measures”.

2 “ADS” is American Depositary Share. Each ADS represents eight Class A ordinary shares.

Second Quarter 2013 Financial Results

REVENUES

Total revenues for the second quarter of 2013 increased by 28.5% to RMB364.2 million (US$59.3 million) from RMB283.4 million in the second quarter of 2012.

Net advertising revenues, calculated net of advertising agency service fees, for the second quarter of 2013 increased by 41.9% to RMB209.5 million (US$34.1 million) from RMB147.6 million in the second quarter of 2012, primarily due to an increase in average revenue per advertiser (“ARPA”) of 9.2% to RMB710,200 (US$115,700) and an increase in the total number of advertisers of 30.0% to 295.

Paid service revenues3 for the second quarter of 2013 increased by 14.0% to RMB154.7 million (US$25.2 million) from RMB135.8 million in the second quarter of 2012. Mobile value-added services (“MVAS”)4 revenues remained stable at RMB131.5 million (US$21.4 million) in the second quarter of 2013, compared with RMB131.0 million in the second quarter of 2012 due to the weak user demand for 2G text message based pay-per-view services. Games and others5 revenues increased by 387.4% to RMB23.2 million (US$3.8 million) in the second quarter of 2013 from RMB4.8 million in the second quarter of 2012, primarily driven by the increase in revenues generated from the web-based games on the Company’s game platform.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues for the second quarter of 2013 increased by 10.2% to RMB173.4 million (US$28.3 million) from RMB157.3 million in the second quarter of 2012, primarily due to increase in content and operational costs, bandwidth costs, and sales taxes and surcharges, offset by a decrease in revenue sharing fees. Revenue sharing fees to telecom operators and channel partners decreased to RMB68.0 million (US$11.1 million) in the second quarter of 2013 from RMB72.8 million in the second quarter of 2012, primarily due to the decrease in WVAS revenues. Content and operational costs increased to RMB64.2 million (US$10.5 million) in the second quarter of 2013 from RMB50.5 million in the second quarter of 2012 due to the increase in staff-related costs. Bandwidth costs increased to RMB20.2 million (US$3.3 million) in the second quarter of 2013 from RMB16.7 million in the second quarter of 2012, primarily due to the greater demand for live broadcasting video content and the significant growth in user traffic. Sales taxes and surcharges increased to RMB21.1 million (US$3.4 million) in the second quarter of 2013 from RMB17.3 million in the second quarter of 2012. Share-based compensation expenses included in cost of revenues was RMB1.9 million (US$0.3 million) in the second quarter of 2013 as compared to RMB0.7 million in the second quarter of 2012. The year-over-year increase in share-based compensation expenses was primarily due to the stock options newly granted in 2013.

3 In 2013, the Company adjusted paid service revenues classification from previously mobile Internet value-added services, or MIVAS, and video value-added services, or VVAS, into currently mobile value-added services, or MVAS, and games and others.

4 MVAS includes wireless value-added services, or WVAS, mobile video, mobile digital reading, and mobile games through telecom operators’ platforms.

5 Games and others includes web-based games, content sales, and other online and mobile paid services through the Company’s own platforms.

Gross profit for the second quarter of 2013 increased by 51.4% to RMB190.8 million (US$31.1 million) from RMB126.1 million in the second quarter of 2012. Gross margin for the second quarter of 2013 increased to 52.4% from 44.5% in the second quarter of 2012, mainly due to the increased revenue contribution from advertising, mobile video, mobile games and web-based games. Adjusted gross margin, which excludes share-based compensation expenses, increased to 52.9% in the second quarter of 2013 from 44.7% in the second quarter of 2012.

OPERATING EXPENSES AND INCOME FROM OPERATIONS

Total operating expenses for the second quarter of 2013 increased by 32.0% to RMB120.2 million (US$19.6 million) from RMB91.0 million in the second quarter of 2012. The increase in operating expenses was primarily attributable to the increase in staff-related costs, and expenses associated with the Company’s marketing and promotions. Share-based compensation expenses included in operating expenses was RMB4.2 million (US$0.7 million) in the second quarter of 2013 as compared to RMB2.2 million in the second quarter of 2012. The year-over-year increase in share-based compensation expenses was primarily due to the stock options newly granted in 2013.

Income from operations for the second quarter of 2013 increased by 101.5% to RMB70.6 million (US$11.5 million) from RMB35.1 million in the second quarter of 2012. Operating margin for the second quarter of 2013 increased to 19.4% from 12.4% in the second quarter of 2012, mainly due to the increased revenue contribution from advertising, mobile video, mobile games and web-based games.

Adjusted income from operations for the second quarter of 2013, which excludes share-based compensation expenses, increased by 102.3% to RMB76.8 million (US$12.5 million) from RMB38.0 million in the second quarter of 2012. Adjusted operating margin for the second quarter of 2013 increased to 21.1% from 13.4% in the second quarter of 2012.

FOREIGN CURRENCY EXCHANGE (LOSS) GAIN AND INTEREST INCOME

Foreign currency exchange gain for the second quarter of 2013 was RMB10.0 million (US$1.6 million), as compared to an exchange loss of RMB3.5 million in the second quarter of 2012. The foreign currency exchange gain for the second quarter of 2013 was mainly attributable to RMB appreciation against the U.S. dollar during the period. The majority of the proceeds from our IPO has been converted into RMB and is being held by Cayman parent company whose functional currency is U.S. dollar. Interest income for the second quarter of 2013 was RMB7.5 million (US$1.2 million), as compared to RMB8.6 million in the second quarter of 2012.

NET INCOME

Net income attributable to Phoenix New Media Limited for the second quarter of 2013 increased by 121.1% to RMB77.4 million (US$12.6 million) from RMB35.0 million in the second quarter of 2012. Net margin for the second quarter of 2013 increased to 21.3% from 12.4% in second quarter of 2012.

Net income per diluted ADS in the second quarter of 2013 increased by 130.7% to RMB1.00 (US$0.16) from RMB0.43 in the second quarter of 2012.

Adjusted net income attributable to Phoenix New Media Limited for the second quarter of 2013, which excludes share-based compensation expenses, increased by 120.4% to RMB83.6 million (US$13.6 million) from RMB37.9 million in the second quarter of 2012. Adjusted net margin for the second quarter of 2013 increased to 23.0% from 13.4% in the second quarter of 2012. Adjusted net income per diluted ADS in the second quarter of 2013 increased by 130.0% to RMB1.08 (US$0.18) from RMB0.47 in the second quarter of 2012.

For the second quarter of 2013, the Company’s weighted average number of ADSs used in computing diluted net income per ADS was 77,711,587.

Business Outlook

For the third quarter of 2013, the Company expects its total revenues to be between RMB367 million and RMB382 million. Net advertising revenues are expected to be between RMB207 million and RMB217 million. Paid service revenues are expected to be between RMB160 million and RMB165 million. These forecasts reflect the Company’s current and preliminary view on the market and operational conditions, which are subject to change.

Share Repurchase Program

As of July 10, 2013, the Company completed the US$20 million share repurchase program authorized by its board of directors in August 2012. Under the program, the Company repurchased an aggregate of 4,798,269 ADSs at an average price of approximately US$4.14 per ADS.

Conference Call Information

The Company will hold a conference call at 8:00p.m. U.S. Eastern Time on August 12, 2013 (August 13, 2013 at 8:00a.m. Beijing / Hong Kong time) to discuss its second quarter 2013 financial results and operating performance.

To participate in the call, please dial the following numbers:

International:	+6567239385
Mainland China:	4001200654
Hong Kong:	+85230512745
United States:	+18456750438
Conference ID:	22639820

A replay of the call will be available through August 19, 2013 by dialing the following numbers:

International:	+61281990299
Mainland China:	4001200932
Hong Kong:	+85230512780
United States:	+16462543697
Conference ID:	22639820

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.ifeng.com

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with the United States Generally Accepted Accounting Principles (“GAAP”), Phoenix New Media Limited uses adjusted gross profit, adjusted gross margin, adjusted income from operations, adjusted operating margin, adjusted net income attributable to Phoenix New Media Limited, adjusted net margin and adjusted net income per diluted ADS, each of which is a non-GAAP financial measure. Adjusted gross profit is gross profit excluding share-based compensation expenses. Adjusted gross margin is adjusted gross profit divided by total revenues. Adjusted income from operations is income from operations excluding share-based compensation expenses. Adjusted operating margin is adjusted income from operations divided by total revenues. Adjusted net income attributable to Phoenix New Media Limited is net income attributable to Phoenix New Media Limited excluding share-based compensation expenses. Adjusted net margin is adjusted net income attributable to Phoenix New Media Limited divided by total revenues. Adjusted net income per diluted ADS is adjusted net income attributable to Phoenix New Media Limited divided by weighted average number of diluted ADSs. The Company believes that separate analysis and exclusion of the non-cash impact of share-based compensation adds clarity to the constituent parts of its performance. The Company reviews adjusted net income together with net income to obtain a better understanding of its operating performance. It uses this non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that using multiple measures to evaluate its business allows both management and investors to assess the Company’s performance against its competitors and ultimately monitor its capacity to generate returns for its investors. The Company also believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of non-cash share-based compensation expenses, which have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.1374 to US$1.00, the noon buying rate in effect on June 30, 2013 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

About Phoenix New Media Limited

Phoenix New Media Limited (NYSE: FENG) is the leading new media company providing premium content on an integrated platform across Internet, mobile and TV channels in China.  Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, the Company enables consumers to access professional news and other quality information and share user-generated content on the Internet and through their mobile devices. Phoenix New Media’s platform includes its ifeng.com channel, consisting of its ifeng.com website and web-based game platform, its video channel, comprised of its dedicated video vertical and mobile video services, and its mobile channel, including its mobile Internet website, mobile applications and mobile value-added services.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Phoenix New Media’s strategic and operational plans, contain forward-looking statements. Phoenix New Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Phoenix New Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of the online and mobile advertising, online video and mobile paid service markets in China; the Company’s reliance on online advertising and MVAS for the majority of its total revenues; the Company’s expectations regarding demand for and market acceptance of its services; the Company’s expectations regarding the retention and strengthening of its relationships with advertisers, partners and customers; fluctuations in the Company’s quarterly operating results; the Company’s plans to enhance its user experience, infrastructure and service offerings; the Company’s reliance on mobile operators in China to provide most of its MVAS; changes by mobile operators in China to their policies for MVAS; competition in its industry in China; and relevant government policies and regulations relating to the Company.

Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F-1, as amended, and its annual report on Form 20-F. All information provided in this press release and in the attachments is as of the date of this press release, and Phoenix New Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries please contact:

Phoenix New Media Limited

Matthew Zhao

Email: investorrelations@ifeng.com

ICR, Inc.

Jeremy Peruski

Tel: +1 (646) 405-4883

Email: investorrelations@ifeng.com

Phoenix New Media Limited

Condensed Consolidated Balance Sheets

(Amounts in thousands)

	December 31,	June 30,	June 30,
	2012	2013	2013
	RMB	RMB	US$
	Audited*	Unaudited	Unaudited

ASSETS
Current assets:
Cash and cash equivalents	916,169	1,094,951	178,406
Restricted cash	—	1,000	163
Term deposits	235,000	55,608	9,061
Accounts receivable, net	280,987	322,022	52,469
Amounts due from related parties	63,811	145,178	23,655
Prepayment and other current assets	42,557	38,493	6,272
Deferred tax assets	17,504	20,122	3,278
Total current assets	1,556,028	1,677,374	273,304
Non-current assets:
Property and equipment, net	102,547	98,421	16,036
Intangible assets, net	9,488	9,389	1,530
Other non-current assets	13,104	12,240	1,994
Total non-current assets	125,139	120,050	19,560
Total assets	1,681,167	1,797,424	292,864

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	154,637	172,184	28,055
Amounts due to related parties	1,806	19,395	3,160
Advances from customers	5,884	16,125	2,627
Taxes payable	40,156	49,502	8,066
Salary and welfare payable	63,631	69,562	11,334
Accrued expenses and other current liabilities	40,717	52,106	8,490
Total current liabilities	306,831	378,874	61,732
Long-term liabilities	7,996	9,999	1,629
Total liabilities	314,827	388,873	63,361

Shareholders’ equity
Class A ordinary shares	19,575	18,597	3,030
Class B ordinary shares	22,053	22,053	3,593
Additional paid-in capital	1,785,597	1,735,772	282,819
Treasury stock	(112)	(9,884)	(1,610)
Statutory reserves	31,985	31,985	5,211
Accumulated deficit	(455,810)	(339,165)	(55,262)
Accumulated other comprehensive loss	(36,948)	(50,807)	(8,278)
Total shareholders’ equity	1,366,340	1,408,551	229,503
Total liabilities and shareholders’ equity	1,681,167	1,797,424	292,864

* Derived from audited financial statements included in the Company’s Form 20-F dated April 26, 2013.

Phoenix New Media Limited

Condensed Consolidated Statements of Comprehensive Income

(Amounts in thousands, except for number of shares and per share (or ADS) data)

	Three Months Ended				Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2012	2013	2013	2013	2012	2013	2013
	RMB	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Revenues:
Net advertising revenues	147,603	166,446	209,520	34,138	276,501	375,966	61,258
Paid service revenues	135,777	114,931	154,728	25,211	245,951	269,659	43,937
Total revenues	283,380	281,377	364,248	59,349	522,452	645,625	105,195
Cost of revenues	(157,313)	(143,854)	(173,422)	(28,257)	(292,337)	(317,276)	(51,696)
Gross profit	126,067	137,523	190,826	31,092	230,115	328,349	53,499
Operating expenses:
Sales and marketing expenses	(37,218)	(55,092)	(64,406)	(10,494)	(76,700)	(119,498)	(19,470)
General and administrative expenses	(31,591)	(24,832)	(29,320)	(4,777)	(48,975)	(54,152)	(8,823)
Technology and product development expenses	(22,208)	(25,625)	(26,457)	(4,311)	(42,199)	(52,082)	(8,487)
Total operating expenses	(91,017)	(105,549)	(120,183)	(19,582)	(167,874)	(225,732)	(36,780)
Income from operations	35,050	31,974	70,643	11,510	62,241	102,617	16,719
Other income:
Interest income	8,554	6,891	7,502	1,222	17,316	14,393	2,345
Foreign currency exchange (loss)/gain	(3,474)	2,173	9,969	1,624	(2,716)	12,142	1,978
Others, net	1,487	3,286	1,368	224	3,014	4,654	759
Income before tax	41,617	44,324	89,482	14,580	79,855	133,806	21,801
Income tax expense	(6,595)	(5,120)	(12,041)	(1,962)	(11,900)	(17,161)	(2,796)
Net income attributable to Phoenix New Media Limited	35,022	39,204	77,441	12,618	67,955	116,645	19,005
Other comprehensive income/(loss), net of tax: foreign currency translation adjustment	4,712	(2,326)	(11,533)	(1,879)	3,666	(13,859)	(2,258)
Comprehensive income attributable to Phoenix New Media Limited	39,734	36,878	65,908	10,739	71,621	102,786	16,747
Net income attributable to Phoenix New Media Limited	35,022	39,204	77,441	12,618	67,955	116,645	19,005
Net income per Class A and Class B ordinary share:
Basic	0.06	0.06	0.13	0.02	0.11	0.19	0.03
Diluted	0.05	0.06	0.12	0.02	0.10	0.19	0.03
Net income per ADS (1 ADS represents 8 Class A ordinary shares):
Basic	0.45	0.51	1.02	0.17	0.87	1.53	0.25
Diluted	0.43	0.50	1.00	0.16	0.84	1.49	0.24
Weighted average number of Class A and Class B ordinary shares used in computing net income per share:
Basic	627,803,220	615,007,701	608,449,218	608,449,218	626,059,822	611,710,342	611,710,342
Diluted	648,612,661	630,226,349	621,692,696	621,692,696	648,747,833	625,941,405	625,941,405

Reconciliations of Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures

(Amounts in thousands, except for number of ADSs and per ADS data)

	Three Months Ended June 30, 2012			Three Months Ended March 31, 2013			Three Months Ended June 30, 2013
		Non-GAAP			Non-GAAP			Non-GAAP
	GAAP	Adjustments(1)	Non-GAAP	GAAP	Adjustments(1)	Non-GAAP	GAAP	Adjustments(1)	Non-GAAP
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Gross profit	126,067	677	126,744	137,523	606	138,129	190,826	1,931	192,757
Gross margin	44.5%		44.7%	48.9%		49.1%	52.4%		52.9%
Income from operations	35,050	2,903	37,953	31,974	(544)	31,430	70,643	6,156	76,799
Operating margin	12.4%		13.4%	11.4%		11.2%	19.4%		21.1%
Net income attributable to Phoenix New Media Limited	35,022	2,903	37,925	39,204	(544)	38,660	77,441	6,156	83,597
Net margin	12.4%		13.4%	13.9%		13.7%	21.3%		23.0%
Net income per ADS—diluted	0.43		0.47	0.50		0.49	1.00		1.08
Weighted average number of ADSs used in computing diluted net income per ADS	81,076,583		81,076,583	78,778,294		78,778,294	77,711,587		77,711,587

(1) Non-GAAP adjustment is only to exclude share-based compensation expenses.

Details of cost of revenues is as follows:

	Three Months Ended
	June 30,	March 31,	June 30,	June 30,
(Amounts in thousands)	2012	2013	2013	2013
	RMB	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited
Revenue sharing fees	72,775	49,513	67,962	11,073
Content and operational costs	50,530	57,082	64,172	10,456
Bandwidth costs	16,739	18,442	20,231	3,296
Sales taxes and surcharges	17,269	18,817	21,057	3,432
Total cost of revenues	157,313	143,854	173,422	28,257